SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Commemorates Sixth Anniversary as One of World’s Leading Low Cost Carriers

Sao Paulo, January 15, 2007 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, marks its sixth anniversary of operations today. The Company, which took on the unprecedented responsibility of popularizing air transportation in Brazil and South America, celebrates this anniversary with some of the best numbers in the history of Brazilian aviation. Over the last six years, GOL transported 55 million passengers; including five million first time flyers. GOL’s current fleet of 65 aircraft operates over 600 daily flights to 55 destinations, including seven international routes to five countries in South America. In December 2006, GOL had domestic and international Brazilian market shares of 37.1 percent and 13.3 percent, respectively. The Company's average load factor in 2006 was 74%, the highest in the industry, and GOL has been the most punctual airline in Brazil for over 18 months.

GOL’s modern fleet of Boeing 737s; simplified quality service; intensive use of technology; paperless tickets; lowest operating costs in the industry; low fares and constant innovation have revolutionized the Brazilian aviation industry since 2001. "While we have contributed much to the development of the market over the past six years, the popularization of air transportation in South America has just begun," says Constantino de Oliveira Júnior, GOL's President and CEO.

The "GOL Effect" has been evident in Brazil's passenger transportation market over the last six years: average domestic fares have been reduced by over 25% - providing low-cost air travel for more Brazilian consumers; average load factors on domestic flights are at their highest levels ever (above 70%); and the number of first-time flyers increases year after year. In fact, the Brazilian aviation industry has become the growth leader in the region.

"We owe our success to those who believed in GOL and its innovative concept. I thank the more than 55 million passengers who have flown with us throughout the years, our partners and our employees, who have worked hard to ensure high quality air transportation," affirms Constantino Junior. Today, the Company has almost 9,000 employees and, for many, this is their first job. GOL's corporate environment encourages autonomy, team work, a commitment to low costs, and open communication between employees.

GOL's international expansion is one of highlights of its sixth anniversary, as the Company is one of the fastest growing “international” airlines. In 2006 alone, GOL increased its operating capacity on South American international routes by over 150 percent. In 2004, Argentina was the Company's first international destination; strong demand allowed GOL to expand its services to a total of three Argentinean cities: Buenos Aires, Cordoba and Rosario. Based on the success of these routes, the Company increased the number of international destinations: in 2005, GOL began flights to Bolivia and, in 2006, the Company started service to Chile, Paraguay and Uruguay. In February of this year, GOL will begin operations to Peru and has plans to further increase it operations in Latin America with a new route to México later this year.

GOL became the second company in Brazilian history to simultaneously list on both the Sao Paulo and New York stock exchanges (BOVESPA and NYSE), in June 2004. GOL has repeatedly been recognized for its corporate governance initiatives and its performance has ranked it among the best airlines in the world. GOL has also been recognized for its corporate social responsibility and currently supports 15 projects in areas such as education, environment, health, sports, and culture, organized by well-known Brazilian organizations; including, Pastoral da Criança, Fundação Gol de Letra, and SOS Mata Atlântica.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay and Uruguay through its more than 600 daily flights to 55 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 0800 52 900 in Peru and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
Site: www.voegol.com.br/ir

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E.	Edelman; G. Juncadella and M. Smith
Oliveira	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0333 / 0341	E-mail:gabriela.juncadella@edelman.com
E-mail: daniela.barbara@mvl.com.br;	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.